Exhibit 99.1

Event Name:Mast-Savara Conference Call

Event Date:January 9, 2017

Operator:  Welcome to the Mast-Savara conference call.

An audio webcast of this call is available on the Investor's section of Mast's website at www.masttherapeutics.com.

This call is subject to copyright property of Mast Therapeutics, and recordings, reproduction or transmission of this call without the expressed written consent of Mast Therapeutics is strictly prohibited.

As a reminder, today's call is being recorded.

I would now like to turn the conference over to Ioana Hone, Head of Investor Relations at Mast Therapeutics, Inc. Please go ahead, ma'am.

Ioana Hone:  Thank you, Andrew. Good morning, and thank you for joining us on the call today. We're calling in from San Francisco, where we are attending the 35th Annual J.P. Morgan Healthcare Conference.

A press release announcing our definitive merger agreement with Savara Inc. was issued on Saturday, January 7th, 2017, and can be found on the Investors section of our website at www.masttherapeutics.com.

Participating in today's call are Brian Culley, Mast's Chief Executive Officer; Brandi Roberts, Mast's Chief Financial Officer; and Rob Neville, Chief Executive Officer of Savara.

Please note that today's conference call and webcast may contain forward-looking statements within the meaning of federal securities laws. Any statement made on this call that is not a description of historical fact should be considered a forward-looking statement which is subject to significant risks and uncertainties, including those described in the joint press release issued on Saturday, January 7th, the Current Report on Form 8-K filed today, January 9th, and Mast's Quarterly Report filed with the Securities and Exchange Commission on November 8th, 2016. Actual results or performance may differ materially from expectations indicated by forward-looking statements due to those risks and uncertainties. We caution you not to place undue reliance on any of the forward-looking statements, which speak only as of today.

With that, I would like to turn the call over to Brian Culley, Chief Executive Officer of Mast Therapeutics.

Brian Culley:  Thanks, Ioana. So, good morning, everyone. Thank you for joining us on today's call.

As you know, over the weekend we announced that we have entered into a definitive merger agreement with Savara, a privately-held, specialty pharmaceutical company focused on rare respiratory diseases. This morning we will discuss the material terms of the agreement which will combine Mast and Savara, as well as provide you with an overview of Savara and its product candidate pipeline. Following our remarks, the team will be available for questions.

This is a transaction that Mast's Board of Directors and management decided to pursue for several reasons, which I will review in a moment. The proposed merger will create a specialty pharmaceutical company with three clinical-stage inhaled product candidates for serious and life-threatening diseases.

The combined company pipeline will feature:

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AeroVanc, Savara's inhaled dry-powder formulation of vancomycin, which is expected to start a pivotal Phase 3 study to treat chronic methicillin-resistant Staph aureus, or MRSA, pulmonary infection in cystic fibrosis;

•	second, Molgradex, Savara's inhaled nebulized GM-CSF, currently enrolling patients in a Phase 2/3 trial for the treatment of pulmonary alveolar proteinosis, or PAP; and
•

third, AIR001, our inhaled nebulized sodium nitrite solution, currently in Phase 2 development for the treatment of heart failure with preserved ejection fraction, or HFpEF, which, of course, is already familiar to Mast's shareholders.

Under the terms of the merger agreement, and pending stockholder approval of the transaction, Savara stockholders will receive newly issued shares of Mast's common stock. For purposes of negotiating the exchange ratio, the parties agreed to a pre-transaction valuation of $115 million for Savara's business, based on its latest priced investment round in an acquisition of assets of Serendex Pharmaceuticals in 2016, and $36.5 million for Mast's business, a premium to the 20-day volume weighted average share price of Mast.

As a result, current Mast stockholders will collectively own approximately 24%, and Savara stockholders will collectively own approximately 76%, of the combined company on a pro-forma basis, subject to adjustment based on Mast's net cash balance and Mast's and Savara's capitalization at closing.

The combined company will be led by Rob Neville, Savara's CEO, together with Savara's current management team. Rob also is here with us today and will give you more information about Savara's products in a moment.

The combined company will be headquartered in Austin, Texas, where Savara is currently located. Prior to closing, Mast will seek stockholder approval to conduct a reverse stock split in order to increase its trading price above the minimum requirements of the NYSE market. The combined company is expected to trade on the NYSE market under a new ticker symbol, which will be forthcoming.

At the closing, the combined company's board of directors is expected to consist of seven members, five members of Savara's current board and two independent members of Mast's current board. The merger agreement has been unanimously approved by the boards of directors of both companies. The transaction is expected to close by the second quarter of 2017, subject to approvals by the stockholders of Mast and Savara, and other customary closing conditions.

We believe this merger offers important advantages over Mast continuing as a standalone entity, including asset synergies, late-stage clinical milestones and pipeline diversification.

I now want to extend a warm welcome to Rob Neville, Chief Executive Officer of Savara. Rob is a serial entrepreneur who has successfully led Savara since its founding in 2008. His recent accomplishments include attracting into Savara one of the largest historical amounts of investment capital from noninstitutional private investors, and before that he obtained a successful exit for investors in Evity, a company he founded and later sold to BMC.

Rob also brings extensive experience in the orphan disease space and specifically in cystic fibrosis, where he has successfully partnered with the Cystic Fibrosis Foundation on the Phase 1 and 2 development of Savara's lead product candidate, AeroVanc, which he will discuss in just a moment.

So at this time I'm pleased to hand the call over to Rob, who will share with you an overview of Savara and its assets.

Rob Neville:  Thank you, Brian, and good morning to everyone on the line. I'm very excited to be with you all today. This transaction with Mast represents a major milestone for Savara.

I'd first like to thank Brian and his team for their work in bringing our negotiations to a conclusion that each company's board of directors believes is in the best interests of its respective shareholders.

In this call I'd like to give you a brief overview of who we are, what we're focused on, and what drives our team and our investors.

Savara was founded in 2008, and we're focused on developing new drugs for the treatment of serious and life-threatening rare respiratory diseases. We were able to quickly and effectively move our lead program, AeroVanc, through Phase 1 and 2 development between 2012 and 2015 with the backing of our stockholders as well as support from the Cystic Fibrosis Foundation, which we believe to be validating of the program's potential. Of note, during this time we secured a total of $44 million in investment from non-institutional stockholders for the continued development of our pipeline. In July of 2016 we acquired Serendex, a transformational milestone to Savara, which strengthened our pipeline with the addition of two orphan respiratory programs, including our second late-stage asset, Molgradex.

This merger with Mast will be transformative for Savara for several reasons, not the least as our introduction to the public market investors. It also marks our second M&A transaction in the past six months, each of these acquisitions expanding our pipeline of inhaled therapies.

I will begin with our inhaled antibiotic AeroVanc, currently in preparation to begin a pivotal Phase 3 study for the treatment of chronic methicillin-resistant Staph aureus infection, known as MRSA, in cystic fibrosis. MRSA is a bacterium that causes infections in different parts of the body and is more difficult to treat than most strains of Staph aureus, because it's resistant to commonly used antibiotics.

In people with CF, MRSA causes chronic lung infections which are very difficult to treat due to the sticky mucus accumulation in the lung, a hallmark of CF. The prevalence of MRSA in CF has increased considerably during the past decade, being about 26%, according to the CF Foundation data reports.

What is important is that MRSA infection in CF is associated with a faster decline of lung function, increased hospitalizations and a decrease in life expectancy. In CF, the established way to treat chronic infections is to deliver antibiotics directly to the lungs by inhalation. Examples of such products include TOBI and Cayston, which have both been on the market for many years for the treatment of Pseudomonas and other gram-negative infections. However, there are currently no approved inhaled antibiotics for MRSA infection, despite the high need expressed by CF doctors.

AeroVanc is the first product being developed to address that need. It's a proprietary inhaled dry-powder formulation of the antibiotic vancomycin in a capsule-based device which delivers high concentrations of the active drug directly to the site of infection, and due to the route of delivery it's also expected to reduce potential systemic side effects of the drug.

AeroVanc has been granted both orphan and Fast Track designation by the FDA, as well as Qualified Infectious Disease Product designation, or QIDP. Through the orphan and QIDP designations we are eligible for up to 12 years of market exclusivity in the U.S. following FDA approval.

Our development of AeroVanc has also been supported by a $1.7 million research award from the Cystic Fibrosis Foundation Therapeutics, the nonprofit drug discovery and development affiliate of the CF Foundation, and by a $4 million grant by the NIH.

In a randomized, double-blinded, placebo-controlled Phase 2 study of MRSA-infected CF patients, AeroVanc demonstrated a statistically significant reduction in MRSA density in sputum, with strong trends and clinically meaningful responses observed in secondary endpoints such as lung function and time to use of other antibiotics.

We expect to initiate a pivotal Phase 3 study of AeroVanc in the U.S. and Canada in the third quarter of 2017. As planned, it'll be a multicenter, randomized study in approximately 200 patients age 6 years or older, with a primary endpoint of FEV1 improvement, which is a commonly used measure of lung function. Based on our discussions with the FDA, we believe that this Phase 3 study will support a new drug application for AeroVanc under a 505(b)(2) regulatory pathway.

Our second asset, Molgradex, is being developed for pulmonary alveolar proteinosis, or PAP. While cystic fibrosis is a fairly well-known disease, fewer people are familiar with PAP. PAP is a rare lung disease characterized by a buildup of surfactant in the air sacs, or the alveoli, of the lungs.

Surfactant is a normal component of the lungs, but in PAP patients there is a defect of surfactant clearance that leads to an excess of surfactant accumulating in the alveoli. The surfactant then gradually starts to block the transfer of oxygen into the blood, resulting in shortness of breath and reduced exercise tolerance. In the long term, the disease can lead to serious complications, including lung fibrosis and the need for lung transplant.

Currently, the only approved treatment option is to remove the surfactant by a procedure called whole lung lavage, which is a tedious procedure conducted in the operating room under general anesthesia. The root cause of PAP is an autoimmune response against a naturally occurring protein of the body called GM-CSF. GM-CSF is the key substance required to clear excess surfactant in healthy lungs, and it would therefore be very logical to try and treat the disease by delivering GM-CSF directly to the lungs, which is exactly what we are doing with our Molgradex product.

Now, interestingly, because an injectable form of GM-CSF has been long available as an immunostimulant used after cancer chemotherapy, the inhalation of GM-CSF has been explored in a number of academically sponsored published open-label studies and has been shown to produce very promising clinical improvement in the majority of patients after about three to six months of treatment. This has thereby set a strong foundation for our program.

However, there is no inhaled form of GM-CSF commercially available.

Molgradex is a proprietary nebulized formulation of recombinant human GM-CSF called molgramostim. Molgradex has been granted orphan drug designation in both the U.S. and EU and is currently being tested in a Phase 2/3 study for the treatment of PAP.

In a Phase 1 study, Molgradex demonstrated tolerability as well as a potent pharmacodynamic effect, as expected. This allowed us to start a multinational clinical study in PAP patients last year. The study is a registration-enabling study for Europe and Japan, and we anticipate top-line results for that study in Q1 of 2018.

We are currently in discussions with the FDA on the requirements for U.S. NDA approval and expect to have clarity on those requirements by Q3 of this year. The options being discussed include expanding and modifying the current ongoing study or conducting a pivotal study for U.S. purposes.

To summarize, we are looking forward to significant clinical and regulatory milestones for our product candidates in the near term. First, we plan to initiate a pivotal Phase 3 study in AeroVanc in the third quarter of 2017. Second, we anticipate announcing top-line results for the registration-enabling Phase 2/3 study of Molgradex in the first quarter of 2018. And, finally, we intend to complete negotiations with the FDA in the second or third quarter of this year on the requirements for a pivotal clinical study of Molgradex in the US.

I'm incredibly excited about the progress Savara's team has made in advancing these product candidates, and I look forward to adding Mast's AIR001 program to our pipeline.

I'll now turn the call back to Brian to discuss AIR001 and the synergies which drove this transaction.

Brian Culley:  Thanks, Rob.

Because we have so many new people joining today, I'd also like to briefly provide an update on Mast's AIR001 program. AIR001 is our sodium nitrite solution for inhalation via nebulization that is currently in Phase 2 development in three separate investigator-sponsored studies for the treatment of heart failure with preserved ejection fraction, or HFpEF.

The largest of those three studies is being conducted by the Heart Failure Clinical Research Network at 20 U.S. centers, and we're expecting results from that study in Q1 2018.

HFpEF is an area of great unmet medical need affecting roughly half of the over 5 million people in the United States diagnosed with heart failure, but with no approved medications to treat it.

So, certainly with three unique inhaled products addressing important unmet medical needs, we see the combination of Savara and Mast as an attractive opportunity for the stockholders of both companies. In fact, we evaluated many opportunities during the last few months and strongly believe that the combination of Mast and Savara is the best option for Mast stockholders.

Savara's focus in orphan lung diseases is an attractive field of drug development and we believe AIR001 may have some interesting future applications in orphan lung diseases, as well. We definitely believe that the synergies, critical mass and late-stage pipeline with important clinical milestones expected in the near term can set the combined company up for success in 2017 and thereafter.

I know we're all aware that single-asset drug development is a risky and expensive business, so we believe a pipeline with multiple assets provides an important risk diversification, as well as potential benefits of scale in areas as diverse as manufacturing or regulatory interactions.

And, lastly, to summarize, we believe the combined company's late-stage pipeline can offer an impressive flow of clinical milestones for investors to look forward to. These include initiating a pivotal Phase 3 study of AeroVanc for the treatment of MRSA in CF patients in the third quarter of this year; announcing top-line results in the first quarter of 2018 from a registration-enabling Phase 2/3 study of Molgradex for the treatment of PAP, which is ongoing in Europe and Japan; third, reaching agreement with the FDA on the requirements for a pivotal clinical study of Molgradex in the U.S.; and fourth, announcing results from an ongoing Phase 2 study of AIR001 for the treatment of HFpEF being conducted by the Heart Failure Clinical Research Network in the first quarter of 2018.

Rob and I, alongside our respective boards, believe this merger will establish a new and exciting future for the combined company, and we will work diligently toward seeking approval from our stockholders and closing the proposed transaction.

We appreciate your continued support, and thank you very much for your interest today.

With that, I'd like to turn the call back to the operator for any analyst questions.

Questions & Answers

Operator:  (Operator Instructions)

The first question comes from John Newman of Canaccord. Please go ahead.

John Newman:  Guys, good morning. Congrats on the transaction. Brian, I just had a question for you on AIR001. I just wondered if you could describe a bit the type of clinical data that we might see in the first quarter of 2018 when the heart failure study reads out?

Brian Culley:  Hey, good morning, John. Thanks for your question. So, as you know, I believe, AIR001 is being tested in a HFpEF population in that study. There are three now, three studies being run where HFpEF is the main patient population that we're interested in.

What's unique about this study in particular, what we call the INDIE trial, is that it is enrolling 100 patients. So this will be the first time that we've seen a very large patient population. We're going to be interested in the hemodynamics that come from the utilization of AIR001.

Historically speaking, we've seen hemodynamics that appear to be positive, doing the right kinds of things in terms of reducing central pressures. We've seen that in disease settings ranging from pulmonary arterial hypertension to various forms of heart disease.

The study is also going to be looking at exercise tolerance, and so it's going to be very informative, because the data, having a large patient population, the data is going to help Savara on a going-forward basis assess the best regulatory and commercial path for AIR001. So it's going to be a large population in HFpEF not only looking at, of course, safety, but also the hemodynamics and exercise tolerance, and we think, as I say, it'll be informative for helping to design the next step in that product's development.

John Newman:  Great. And then maybe one question for Rob. On the inhaled vancomycin product, where would you see potentially that type of product being used to treat the bacterial sputum in CF? I know that there are a number of other antibiotics, some of which are inhaled. Just curious as to where you might see that used, if it would only be patients that are absolutely determined to have MRSA, or if there would be other places where it could be used?

Rob Neville:  Thank you for your question, John. So, just for the other people on the line, the current inhaled antibiotics, and we mentioned a couple earlier, that's TOBI and Cayston, these are targeting the gram-negative pathogens, mostly Pseudomonas, and AeroVanc will be targeting gram-positive MRSA. And, as we said, MRSA is becoming a problem, with 26% prevalence now in CF patients. And so that's the primary pathogen that we're anticipating the product to be targeting.

John Newman:  Great. Thank you.

Operator:  The next question comes from Jason McCarthy of Maxim Group. Please go ahead.

Jason McCarthy:  Hi, guys. I just wanted to ask a brief question on AeroVanc. Can you give us a sense of what the size of a Phase 3 program would be, potentially how much it would cost? And also for aerosolized vanc, have any of the patients you've treated undergone lung transplants? Because I know there's a difference in trying to use aerosolized antibiotics between CF patients who have had transplants and those who have not.

Rob Neville:  Jason, thanks for your question. First of all, the study that's been proposed is a 200-patient study, and that'll be conducted at about 80 sites around the U.S. and Canada. As far as whether the patients will have been lung transplant patients or not, the answer is no, these will not be lung transplant patients.

Jason McCarthy:  Okay, great. Thanks for taking the question.

Brian Culley:  Thanks, Jason.

Operator:  This concludes our question-and-answer session. Oh, excuse me, I see that a question has come in from Michael Higgins, of Roth Capital Partners. Please go ahead.

Michael Higgins:  Thanks, operator. Just one follow-up, I suppose, and mainly for the Savara management team. Can you give us an overview of your financials, the run rate on nonclinical and what the upcoming clinicals may cost in your balance sheet? Thanks.

Rob Neville:  Hey, Michael, thanks for the question, and I actually look forward to meeting you in person here at J.P. Morgan. I've been told by our lawyers we have to say, as far as our financials, which are now private, that these will be submitted in an S-4 and which will be filed in the middle of February. So apologies for that.

Michael Higgins:  Okay. Appreciate it. Look forward to meeting you guys. Thank you.

Operator:  Due to limited time constraints, this concludes our question-and-answer session. I would like to turn the conference back over to Brian Culley, CEO of Mast, for any closing remarks.

Brian Culley:  Yes, thanks, everyone. I'm just going to repeat Rob's last answer, that there is extensive additional information that'll be available in the proxy, and that'll come out in three or four weeks. And so we look forward to everyone getting to learn about Savara, as we have. And thanks for your attention, and we look forward to all the follow-ups. Have a great day, everyone.

Operator:  The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

Safe Harbor Statements

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Mast Therapeutics, Inc. (the “Mast”) intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a prospectus, joint proxy and information statement. Investors and security holders of Mast and Savara Inc. (“Savara”) are urged to read these materials when they become available because they will contain important information about Mast, Savara and the proposed merger. The joint proxy statement, information statement, prospectus, and other relevant materials (when they become available), and any other documents filed by Mast with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Mast by directing a written request to: Mast Therapeutics, Inc., 3611 Valley Centre Drive, Suite 500, San Diego, CA 92130, Attention: Investor Relations. Investors and security holders are urged to read the joint proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Mast and its directors and executive officers and Savara and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mast in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Mast is also included in Mast’s Annual Report on Form 10-K for the year ended December 31, 2015 and the proxy statement for Mast’s 2016 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from Mast, Attn: Investor Relations, at the address described above.